UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      000-54110

Highlands Bancorp, Inc.

(Exact name of registrant as specified in its charter)

310 Route 94 Vernon, New Jersey 07462; (973) 764-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: Registrant is a bank holding company and the class of securities as to which this certification applies is held of record by fewer than 1,200 persons. The Registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to its shares of common stock.

Approximate number of holders of record as of the certification or notice date:   512

Pursuant to the requirements of the Securities Exchange Act of 1934, Highlands Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 4, 2012	By:	/s/ George E. Irwin
George E. Irwin
President and Chief Executive Officer